UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) to the Form 6-K of CEMEX, S.A.B. de C.V., which was furnished to the U.S. Securities and Exchange Commission on March 14, 2013 (the “Original Form 6-K”), is being furnished for the purpose of: (i) correcting an inadvertent reference to the “3.75% Convertible Subordinated Notes due 2018” in the risk factor titled “If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or ‘spring-back,’ to earlier dates” appearing on pages 10 and 11 of Exhibit 1 to the Original Form 6-K (the “Original Exhibit”) and (ii) defining the term “2011 Optional Convertible Subordinated Notes” in the risk factor titled “Our use of derivative financial instruments has negatively affected our operations especially in volatile and uncertain markets” appearing on pages 14 and 15 of the Original Exhibit.

Such risk factors have been corrected in Exhibit 1 attached hereto, which replaces the Original Exhibit in its entirety. Other than the foregoing corrections, no changes have been made to the Original Exhibit or the Original Form 6-K, and this Amendment No. 1 does not reflect events occurring after the Original Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 5, 2013	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Certain information with respect to CEMEX, S.A.B. de C.V. (NYSE:CX) (Corrected).